

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

January 13, 2009

Mr. James Roller
Chief Financial Officer
Jaguar Mining Inc.
125 North State St.
Concord, NH 03301

> **Re: Jaguar Mining Inc.**
> **Form 40-F for Fiscal Year Ended December 31, 2007**
> **Filed March 31, 2008**
> **Response Letter Dated December 19, 2008**
> **File No. 1-33548**

Dear Mr. Roller:

We have completed our review of your Form 40-F and related filings and do not, at this time, have any further comments.

Sincerely,

H. Roger Schwall
Assistant Director